UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No.5)*


                               ATLAS ENERGY, INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    049167109
          -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2010
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 049167109
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1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

                         UNITED STATES
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Number of               5.  Sole Voting Power:         4,049,435
Shares Bene-
ficially                6.  Shared Voting Power:       2,876,259
Owned by
Each Report-            7.  Sole Dispositive Power:    4,049,435
ing Person
With                    8.  Shared Dispositive Power:  2,876,259

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                                6,925,694
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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]
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11.  Percent of Class Represented by Amount in Row (9):

                                                8.8 %
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12.  Type of Reporting Person

                                                IN
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CUSIP No. 049167109
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This statement is filed with respect to the Shares of ATLAS ENERGY, INC. (the "Issuer") beneficially owned by LEON G. COOPERMAN as of December 31, 2010 and amends and supplements the Schedule 13G previously filed (the "Schedule 13G"). Except as set forth herein the Schedule 13G is unmodified.


Item 2(a) Name of Person Filing:

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust( the "WRA Trust"), is an irrevocable trust for the benefit of Michael
S. Cooperman. Mr. Cooperman has investment authority over the Michael S. Cooperman and the WRA Trust accounts.


Item 4. Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 6,925,694 Shares which constitutes approximately 8.8% of the total number of Shares outstanding. This is based on the Company's Form 10-Q filed with the SEC for the quarter ended September 30, 2010 which reflected 78,424,511 Shares outstanding.

     This consists of 1,694,000 Shares owned by Capital LP; 591,213 Shares owned by Equity LP; 384,701 Shares owned by Investors LP; 196,000 Shares owned by the Foundation; 453,521 Shares owned by Overseas; 2,876,259 Shares owned by the Managed Accounts; 450,000 Shares owned by Mr. Cooperman; 125,000 Shares owned by Toby Cooperman; 105,000 Shares owned by the WRA Trust; and 50,000 Shares owned by Michael S. Cooperman.

Item 4(c) Number of Shares as to which such person has:

(i)  Sole power to vote or to direct the vote:                    4,049,435

(ii)  Shared power to vote or to direct the vote:                 2,876,259

(iii) Sole power to dispose or to direct the disposition of:      4,049,435

(iv) Shared power to dispose or to direct the disposition of:     2,876,259


Item 5. Ownership of Five Percent or Less of a Class:

          This Item 5 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.

CUSIP No. 049167109
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9.  Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 3, 2011 as of December 31, 2010


LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).